Exhibit 12.1

CEDAR FAIR, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in thousands)

For the years ended December 31,	2013	2012	2011	2010 (1)	2009
Fixed charges:
Interest expensed	$103,071	$110,619	$157,185	$150,285	$124,706
Interest capitalized	1,610	1,322	1,835	1,343	1,617
Amortization of capitalized debt costs	6,130	10,417	10,000	5,671	5,887
Interest component of rental expense	3,142	2,970	2,419	2,327	2,378

Total fixed charges	$113,953	$125,328	$171,439	$159,626	$134,588

Earnings:
Net income (loss)	$108,204	$101,857	$65,296	$(33,052)	$34,184
Add:
Income tax expense	20,243	31,757	7,877	2,670	14,570
Fixed charges	113,953	125,328	171,439	159,626	134,588
Amortization of capitalized interest	830	761	659	581	470
Less:
Interest capitalized	(1,610)	(1,322)	(1,835)	(1,343)	(1,617)

Total earnings	$241,620	$258,381	$243,436	$128,482	$182,195

Ratio of total earnings to total fixed charges	2.1x	2.1x	1.4x	0.8x	1.4x
Excess	127,667	133,053	71,997	(31,144)	47,607

(1) Operating results for 2010 include a loss on debt extinguishment of $35.3 million and a non-cash charge of $62.0 million for the impairment of long-lived assets at Great America, the majority of which were originally recorded with the PPI acquisition.

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